

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via E-mail</u>
Mark Saad
Chief Financial Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, CA 92121

  Re: **Cytori Therapeutics, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 13, 2012
    File No. 001-34375

Dear Mr. Saad:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Brian Cascio

         Brian Cascio
         Accounting Branch Chief